# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAVA Group, Inc., CIK 0001639438
CUSIP: 148929102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14 RIDGE SQUARE NW, SUITE 500, Washington, District Of Columbia (DC), 20016
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-030260
Filed by CIK 0001218180

## Reporting persons
- Artal Participations S.a r.l: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)
- Artal International S.C.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)
- Artal International Management S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)
- Artal Group S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)
- Westend S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)
- Stichting Administratiekantoor Westend: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)
- Mr. Amaury Wittouck: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); sole voting power 9,507,990; shared voting power 0; sole dispositive power 9,507,990; shared dispositive power 0; aggregate amount beneficially owned 9,507,990 (8.3% of the class)

## Item 1. Issuer
Name of issuer: CAVA Group, Inc.
Address of issuer's principal executive offices: 14 Ridge Square NW, Suite 500, Washington, DC 20016

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
(i) Artal Participations S.a r.l. ("Artal Participations")
Valley Park, 44, Rue de la Vallee, L-2661, Luxembourg
Citizenship: Luxembourg societe a responsabilite limitee

(ii) Artal International S.C.A. ("Artal International")
Valley Park, 44, Rue de la Vallee, L-2661, Luxembourg
Citizenship: Luxembourg limited partnership

(iii) Artal International Management S.A. ("Artal International Management")
Valley Park, 44, Rue de la Vallee, L-2661, Luxembourg
Citizenship: Luxembourg societe anonyme

(iv) Artal Group S.A. ("Artal Group")
Valley Park, 44, Rue de la Vallee, L-2661, Luxembourg
Citizenship: Luxembourg societe anonyme

(v) Westend S.A. ("Westend")
Valley Park, 44, Rue de la Vallee, L-2661, Luxembourg
Citizenship: Luxembourg societe anonyme

(vi) Stichting Administratiekantoor Westend ("Stichting")
Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands
Citizenship: Netherlands foundation

(vii) Mr. Amaury Wittouck
Valley Park, 44, Rue de la Vallee, L-2661, Luxembourg
Citizenship: Belgium

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
On December 5, 2024, Artal International transferred 9,507,990 shares of common stock, $0.0001 par value per share (the "Shares") of CAVA Group, Inc. (the "Issuer") to its wholly owned subsidiary, Artal Participations. As of December 31, 2024, Artal Participations directly held 9,507,990 Shares. The sole stockholder of Artal Participations is Artal International. Artal International as the sole stockholder of Artal Participations controls Artal Participations and, accordingly, may be deemed to beneficially own the Shares that Artal Participations directly owns. Artal International Management, as the managing partner of Artal International, controls Artal International and, accordingly, may be deemed to beneficially own the Shares that Artal International may be deemed to beneficially own. Artal Group, as the sole stockholder of Artal International Management, controls Artal International Management and, accordingly, may be deemed to beneficially own the Shares that Artal International Management may be deemed to beneficially own. Westend, as the parent company of Artal Group, controls Artal Group and, accordingly, may be deemed to beneficially own the Shares that Artal Group may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the Shares that Westend may be deemed to beneficially own. Mr. Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the Shares that the Stichting may be deemed to beneficially own.

Each of the Reporting Persons may be deemed to be the beneficial owner of the Shares listed on such Reporting Person's cover page. Calculations of the percentage of Shares beneficially owned are based on 114,579,714 Shares outstanding as of November 5, 2024 based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Artal Participations S.a r.l: /s/ Pierre Claudel, Pierre Claudel, Manager (02/12/2025)
- Artal International S.C.A.: /s/ Anne Goffard, Anne Goffard, Managing Director of Artal International Management S.A, its managing partner (02/12/2025)
- Artal International Management S.A.: /s/ Anne Goffard, Anne Goffard, Managing Director (02/12/2025)
- Artal Group S.A.: /s/ Anne Goffard, Anne Goffard, Authorized Person (02/12/2025)
- Westend S.A.: /s/ Anne Goffard, Anne Goffard, Managing Director (02/12/2025)
- Stichting Administratiekantoor Westend: /s/ Amaury Wittouck, Amaury Wittouck, Sole Member of the Board (02/12/2025)
- Mr. Amaury Wittouck: /s/ Amaury Wittouck, Amaury Wittouck (02/12/2025)